Offering Statement for Carii, Inc. (“Connective.Network”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Carii, Inc.

   350 Mannington-Yorktown Rd

Woodstown, NJ 08098

Eligibility

2. **The following are true for Carii, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Ricky Solomon

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Ricky Solomon was a Carii, Inc. board member since June 2015 and has transitioned to an advisory position as of July 2020. Ricky is also an investor in Carii, Inc. Ricky has 30 plus years of financial industry experience and has been a managing director at a broker-dealer and a founding partner of a large hedge fund. Ricky has deep experience in multiple financial products and is a director at multiple companies, both public and private. Ricky is an active angel investor and takes an active advisory role in all investments. Carii, Inc., Board Member - June 2015 - Present; Carii, Inc., Advisor - July 2020 - Present

   Name
   Chris Davino

   Principal occupation and employment responsibilities during at least the last three (3) years with

start and ending dates

Board Member since October 2016 and from 2016 to 2018 Mr. Davino was also an active member of the management team. Mr. Davino continues to perform as an active advisor in addition to his board role. For the past 6 years Mr. Davino has been a principal at his own advisory firm, Osprey Point, LLC. A seasoned executive with 24 years of experience advising and running organizations in more than a dozen industries, Mr. Davino has operated in roles as diverse as strategic and operational advisor, independent director, chairman of the board, interim management and CEO for companies small to large cap, public and private, domestic and international. Mr. Davino has guided companies through every stage of the business cycle: from conceptualization and start-up to development stage and growth. Mr. Davino was the CEO of Premier and lead the team that brought the Titanic up off the floor of the sea and created the exhibit that still tours to this day. Mr. Davino also has deep expertise in Media and Entertainment. Carii, Inc., Board Member - October 2016 - Present; Carii, Inc., Manager - October 2016 - 2018

Name
Rick Dobbis

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rick Dobbis has been a board member since July 2017. Mr. Dobbis has been trained as an Executive Coach and has had his own business and HR consulting practice since 2006. From 1974 - 2006 Mr. Dobbis had numerous senior executive positions in the music industry including most recently as head of Sony Music Int'l. Mr. Dobbis worked in the entertainment industry in markets throughout the world managing people and organizations of varying sizes, from small teams to a global workforce of 4500. Having served on "both sides of the desk" as a creator and an executive Rick has an appreciation of the challenges in markets faced with evolving technologies and business models while focusing on the creation of new IP. Rick taught at NYU for two years and is a Certified Professional Coach and Master Practitioner of Leadership assessments working with individuals and groups on leadership and management skills development. Carii, Inc., Board Member - July 2017 - Present

Name
Wun Fie Loa

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Loa has over 30 years of technology entrepreneurial experience. Mr. Loa co-founded Carii, Inc. in 2014. Prior to Carii, Mr. Loa founded Tradewind Net Access in 1996, which focused in web hosting and software services to a wide range of clients from local businesses to multinational global brands such as Mercedes-Benz, PSE&G, Ricoh USA, and Alpha Wire. All of this development was completed by the Tradewind team, which by that time had grown to 13 members in the U.S. During the later part of this work, Mr. Loa established a development team in Indonesia to manage costs and streamline the development process. Mr. Loa identified a need for a business directory and social networking platform for communities to communicate and share ideas. The idea was conceived and designed by Mr. Loa by leveraging the technology and expertise he gathered from developing learning and distribution systems for his clients. Carii, Inc., CTO - 2014 - Present

Name
Sheila Hartnett

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sheila Hartnett has been a board member since July 2017. For the past 3 years Ms. Hartnett has run her own consulting company, Hartnett Enterprises LLC. Ms Hartnett is an experienced Founding Member of K&L Marketing where she grew the business and sold it to Ogilvy&Mather in 2005. Sheila then had positions at Ogilvy where she was CEO of OgilvyAction North America and CEO of JWT/OgilvyAction. Sheila has a demonstrated history of working in the marketing and advertising industry and is a strong entrepreneurship professional. Carii, Inc., Board Member - July 2017 -

Present

Name
Denise Hayman-Loa

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Carii, Inc. CEO Denise Hayman-Loa has over 34 years of business strategy, entrepreneurship, client-facing and management experience in technology and financial services, as well as board experience on two nonprofits. Prior to becoming Carii CEO in 2013, Denise worked for 29 years in Financial Services in senior positions, focusing on sales, client relationships, technology, strategy and business building at firms such as Salomon Brothers, Goldman Sachs, Morgan Stanley and as a management consulting partner at Ernst & Young. A creative thinker with broad experience, Ms. Hayman-Loa is exceptionally effective at identifying opportunities and gaps in business models across multiple industries – both strategically and pragmatically. Ms. Hayman-Loa has been Co-Founder & CEO of Carii for 6 years, bringing the company from a small beta platform to a fully developed solution garnering multiple awards, clients, and team members. Now considered a thought leader in the Social Business software space, Denise has been interviewed multiple times, including by the BBC, and in addition to running the company, she assists Carii clients from multiple industries with their communication and business strategies as they implement the Carii solution. Carii, Inc. , CEO - 2014 - Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Tradewind Net Access, Inc

Securities:	360,000
Class:	Common Stock
Voting Power:	45.0%

Denise Hayman-Loa

Securities:	240,000
Class:	Common Stock
Voting Power:	30.0%

Andy Sjamsu

Securities:	200,000

Class:	Common Stock
Voting Power:	25.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Carii, Inc. is the company name and Connective is the product name. Connective aims to become the most robust and modern community networking and communication platform for organizations to unify and grow their internal and external communities, in a secure branded environment. The platform creates efficiencies by consolidating multiple features. Demand for bespoke digital networks and communities is still early in its growth trajectory hence our opinion is that there might significant runway ahead. The key problems the platform aims to resolve include the fragmentation in digital communications along with the lack of control, data ownership, security, and revenue generation by organizations/businesses. Connective provides unified functionality for engaging networks of customers, members, partners, and prospects...with a branded digital experience where the organization owns its brand and its data. In simple terms, it's like having their own social network. Competitors include online community platforms, messaging platforms, event and fundraising platforms, video conferencing. Carii, Inc. has two main product lines: White Label and SaaS. White Label clients are organizations that have unique requirements that adjust our functionality in some manner (increased branding, added integrations, etc.) and/or require a higher level of services which we charge for SaaS model clients can leverage our extensive and flexible functionality in our self-service model with four monthly pricing plans.

   Connective.Network currently has 12 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Carii, Inc. speculative or risky:**

   1. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility

and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

2. There is always the risk that the market demand that we see growing actually does not grow as expected. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations, and financial condition may be materially adversely affected.

3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

4. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

5. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

6. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements, and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content, and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

7. We have a limited operating history in our current line of business. We are subject to all risks inherent in a developing business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in the competitive and regulatory environment in which we operate.

8. The offering price was not established in a competitive market, but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

9. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

10. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF

THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Carii, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Funding will be used specifically for growth since we already have sustaining revenue for current operations. Also as the platform is fully developed and only requires maintenance and smaller feature updates, limited funds are required for ongoing R&D. Funding will be allocated specifically for sales of white label and SaaS, for marketing, PR and for a customer success team to support and upsell. Also required is a small US based development and design team to cover US hours, a product manager and upgrading of cloud technology to support growth in customer base. Additionally SG&A such as legal, accounting, hiring a COO, and modest management salaries.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for Sr Mgmt	$1,500	$150,000
Working Capital	$1,310	$197,569
Sales	$700	$70,000
Marketing & Advertising	$1,000	$100,000
Customer, Sales & Partner Support	$2,000	$200,000
Project Manager	$750	$75,000
Infrastructure/Capacity	$500	$50,000
US Time Zone Dev Resources	$1,000	$100,000
Legal/Operations	$750	$75,000
Total Use of Proceeds	**$10,000**	**$1,069,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Carii, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $11.25 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	1,000,000	800,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
2015 Equity Incentive Plan	No stock option grants have been issued.	30,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The existing convertible debt is subject to conversion into equity under certain circumstances, and if the debt holders convert, you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Denise Hayman-Loa
Amount Outstanding:	$1,944,606
Interest Rate:	6.0%
Maturity Date:	Payable On Demand
Other Material Terms:	RELATED PARTY Advance

Creditor(s):	Tradewind Net Access
Amount Outstanding:	$824,454
Interest Rate:	6.0%
Maturity Date:	Payable On Demand
Other Material Terms:	RELATED PARTY Advance

Creditor(s):	Ricky Solomon
Amount Outstanding:	$15,000
Interest Rate:	6.0%
Maturity Date:	September 25, 2023

Other Material Terms:

The note is convertible at a price of $9.59 per share.

Creditor(s):	Ricky Solomon
Amount Outstanding:	$20,000
Interest Rate:	6.0%
Maturity Date:	September 25, 2023

Other Material Terms:

The note is convertible at a price of $9.59 per share.

Creditor(s):	Ricky Solomon

Amount Outstanding:	$25,000
Interest Rate:	6.0%
Maturity Date:	September 25, 2023
Other Material Terms:	

If the Company consummates a financing event in which the Company receives cash of no less than $1,000,000 for the sale of the Company's equity securities, the outstanding principal amount plus accrued but unpaid interest will be automatically be converted into shares of common stock of the Company at a price of $9.59 per share.

Creditor(s):	Josh Schrager
Amount Outstanding:	$20,000
Interest Rate:	6.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	Alex Loa
Amount Outstanding:	$50,000
Interest Rate:	6.0%
Maturity Date:	Payable On Demand
Other Material Terms:	RELATED PARTY Loan Advance

Creditor(s):	Joe and Joanne Hill
Amount Outstanding:	$150,000
Interest Rate:	6.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Convertible Note terms: Qualifying Event. Upon the closing of a Qualifying Event (as defined below), the entire outstanding Principal Amount and all accrued but unpaid interest thereon shall automatically be converted into such number of the type of equity securities of the Company (or units comprised of multiple securities) as are issued in the Qualifying Event (the "Securities"), as is equal to the quotient of (1) the sum of the outstanding Principal Amount plus accrued but unpaid interest, divided by (y) eighty-five percent (85%) of the price per Security paid by investors in the Qualifying Event, in any case, rounded down to the nearest whole Security. For purposes of this Note, a "Qualifying Event" means a sale of equity securities (or units comprised of multiple securities) by the Company that results in aggregate gross proceeds to the Company of at least one million dollars ($1,000,000), whether in a single transaction or a series of related transactions (excluding the conversion of any convertible indebtedness of the Company, including this Note).

Creditor(s):	Paul Geller

Amount Outstanding:	$25,000
Interest Rate:	6.0%
Maturity Date:	Payable On Demand

Other Material Terms:

Convertible Note terms: Qualifying Event. Upon the closing of a Qualifying Event (as defined below), the entire outstanding Principal Amount and all accrued but unpaid interest thereon shall automatically be converted into such number of the type of equity securities of the Company (or units comprised of multiple securities) as are issued in the Qualifying Event (the "Securities"), as is equal to the quotient of (1) the sum of the outstanding Principal Amount plus accrued but unpaid interest, divided by (y) eighty-five percent (85%) of the price per Security paid by investors in the Qualifying Event, in any case, rounded down to the nearest whole Security. For purposes of this Note, a "Qualifying Event" means a sale of equity securities (or units comprised of multiple securities) by the Company that results in aggregate gross proceeds to the Company of at least one million dollars ($1,000,000), whether in a single transaction or a series of related transactions (excluding the conversion of any convertible indebtedness of the Company, including this Note).

Creditor(s):	Ricky Solomon
Amount Outstanding:	$50,000
Interest Rate:	6.0%
Maturity Date:	Payable On Demand

Other Material Terms:

Convertible Note terms: Qualifying Event. Upon the closing of a Qualifying Event (as defined below), the entire outstanding Principal Amount and all accrued but unpaid interest thereon shall automatically be converted into such number of the type of equity securities of the Company (or units comprised of multiple securities) as are issued in the Qualifying Event (the "Securities"), as is equal to the quotient of (1) the sum of the outstanding Principal Amount plus accrued but unpaid interest, divided by (y) eighty-five percent (85%) of the price per Security paid by investors in the Qualifying Event, in any case, rounded down to the nearest whole Security. For purposes of this Note, a "Qualifying Event" means a sale of equity securities (or units comprised of multiple securities) by the Company that results in aggregate gross proceeds to the Company of at least one million dollars ($1,000,000), whether in a single transaction or a series of related transactions (excluding the conversion of any convertible indebtedness of the Company, including this Note).

Creditor(s):	PPP
Amount Outstanding:	$14,487
Interest Rate:	1.0%

Maturity Date:	April 26, 2022
Other Material Terms:	
Creditor(s):	SBA
Amount Outstanding:	$51,600
Interest Rate:	3.8%
Maturity Date:	June 10, 2051
Other Material Terms:	

25. **What other exempt offerings has Carii, Inc. conducted within the past three years?**

Date of Offering:	12/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$1,000
Use of Proceeds:	

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Denise Hayman-Loa	CEO	Note Payable	$1,944,606
Tradewind Net Access	Officer	Note Payable	$824,454
Ricky Solomon	Board Member	Convertible Debt	$110,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Our revenues amounted to $175,258 and $221,711 for the fiscal years ended December 31, 2019, and

December 31, 2018. Although our revenue decreased in 2019, we were also able to decrease our operating loss. Our loss from operations decreased to $10,988 in the year ended December 31, 2019, as compared to a loss from operations of $45,102 in the year ended December 31, 2018. Our interest expense amounted to $227,543 and $391,773 for fiscal years ended December 31, 2019, and December 31, 2018, respectively. Most of our interest expense is for related party debt and we have been able to limit our cash payments of interest to $77,193 and $570 for the years ended December 31, 2019 and 2018, respectively. Our average monthly operating burn rate in 2020 is approximately $15,520, with an average allocation of 20% towards professional expenses, 40% to payroll, 30% to general and administrative costs. With this raise, we plan to spend more on sales and marketing and drive revenue growth. We believe these activities will result in the traction we will need to court venture capital funding. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. In May 2020, the Company received loan proceeds of $14,487 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The PPP loan bears interest at a fixed rate of 1% per annum, and is payable in monthly installments of $815.27 beginning after a six month deferment period. In June 2020 the Company borrowed $51,600 from a U.S. Small Business Administration (the "SBA") loan program. The loan has an interest rate of 3.75% per annum and requires installment payments of $252 monthly, beginning 12 months after the date of the note over a term of thirty years. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or**

officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Carii, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.connective.network/home

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.